UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

(Rule 52)

BLACK HILLS CORPORATION

625 Ninth Street

P.O. Box 1400

Rapid City, SD 57701

Public Utility Holding Company Act of 1935

This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule 48.

1.	Type of security or securities (“draft,” “promissory note”).

Borrowings made as part of the intercompany financing program.

2.	Issue, renewal or guaranty.

Issuance of cash advances through the intercompany borrowing structure.

3.	Principal amount of each security.

See Schedule 1.

4.	Rates of interest per annum of each security.

See Schedule 1

5.	Date of issue, renewal or guaranty of each security.

Borrowings are made on a daily basis between the reporting period of January 1, 2005 through March 31, 2005, and reported at the end of the quarter.

6.	If renewal of security, give date of original issue.

Not applicable.

7.	Date of maturity of each security (in the case of demand notes, indicate “on demand”).

On demand.

8.	Name of the person to whom each security was issued, renewed or guaranteed.

See Schedule 1.

9.	Collateral given with each security, if any.

None.

10.	Consideration received for each security.

See Schedule 1.

11.	Application of proceeds of each security.

General corporate purposes.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:
(a)	the provisions contained in the first sentence of Section 6(b).
(b)	the provisions contained in the fourth sentence of Section 6(b).

(c)	the provisions contained in any rule of the Commission other than

Rule 48. [ x ]

(If reporting for more than one security, insert the identifying symbol after applicable statement.)

13.

If the security or securities were exempt from the provisions of section 6(a) by virtue of the first sentence of section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

Not applicable.

14.

If the security or securities are exempt from the provisions of section 6(a) because of the fourth sentence of section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the securities are exempt from the provisions of section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

Rule 52.

BLACK HILLS CORPORATION

By:	/s/ Mark T. Thies
	Name:	Mark T. Thies
	Title:	Executive Vice President and

Chief Financial Officer

Date:	May 27, 2005

SCHEDULE 1

Issuing Company	Borrowing Company	Beginning Balance 1/1/05	Borrowings (Repayments)	Ending Balance 3/31/05	Rate
BHFC Publishing, LLC	Black Hills Fiber Systems, Inc.	889,409	141,852	1,031,261	Libor + 1.25
Black Hills Fiber Systems, Inc.	Black Hills FiberCom, LLC	173,295,553	607,176	173,902,729	Libor + 3.25
Black Hills Fiber Systems, Inc.	Black Hills Publishing Montana, LLC	380,244	229,635	609,879	Libor + 1.25
Wyodak Resources Development Corp.	Black Hills Exploration and Production, Inc.	—	28,577,661	28,577,661	Libor + 1.25
Black Hills Wyoming, Inc.	Black Hills Generation, Inc.	131,147,353	(12,345,425)	118,801,928	Libor + 3.25
Black Hills Generation, Inc.	Black Hills Colorado, LLC	300,605	(300,605)	—	Libor + 1.25
Black Hills Generation, Inc.	Las Vegas Cogeneration II, LLC	56,448,237	(1,371,533)	55,076,704	Libor + 1.25
Black Hills Generation, Inc.	Sunco, Ltd., a Limited Liability Company	2,678,335	(50,788)	2,627,547	Libor + 1.25
Black Hills Generation, Inc.	Black Hills Pepperell Power Associates, LLC	48,437	148,225	196,662	Libor + 1.25
Black Hills Generation, Inc.	EIF Investors, Inc.	1,350,261	19,618	1,369,879	Libor + 1.25
Harbor Cogeneration Company, LLC	Black Hills Generation, Inc.	18,491,445	2,008,588	20,500,033	Libor + 1.25
Black Hills Idaho Operations, LLC	Black Hills Generation, Inc.	361,855	94,096	455,951	Libor + 1.25
Black Hills Colorado, LLC	Black Hills Generation, Inc.	—	148,998	148,998	Libor + 1.25
Black Hills Ontario, LLC	Black Hills Generation, Inc.	1,637,501	351,758	1,989,259	Libor + 1.25
Las Vegas Cogeneration Limited Partnership	Black Hills Generation, Inc.	3,896,488	(308,321)	3,588,167	Libor + 1.25
Black Hills Nevada Operations, LLC	Black Hills Generation, Inc.	244,342	(12,315)	232,027	Libor + 1.25
Black Hills Nevada Real Estate Holdings, LLC	Black Hills Generation, Inc.	437,703	64,873	502,576	Libor + 1.25
Black Hills Nevada, LLC	Black Hills Generation, Inc.	517	8	525	Libor + 1.25
Black Hills Energy, Inc.	Black Hills Exploration and Production, Inc.	—	18,546,111	18,546,111	Libor + 1.25
Black Hills Corporation	Black Hills Exploration and Production, Inc.	63,326,956	(37,914,212)	25,412,744	Libor + 1.25
Black Hills Corporation	Black Hills Fiber Systems, Inc.	3,949,803	(825,326)	3,124,477	Libor + 1.25
Black Hills Corporation	Black Hills Power, Inc.	25,006,496	(9,703,000)	15,303,496	Libor + 1.25
Black Hills Corporation	Daksoft, Inc.	—	1,074,264	1,074,264	Libor + 1.25
Black Hills Corporation	Black Hills Wyoming, Inc.	109,824,395	(21,135,924)	88,688,471	Libor + 1.25

Note: From 1/1/05 to 3/31/05, the one-month average LIBOR rate ranged from 2.40% to 2.87%